NO ACT

PE
7-25-13



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



13003526

DIVISION OF
CORPORATION FINANCE

February 27, 2013

Act: 1934
Section: 14a-8
Rule:
Public
Availability: 2-27-13

Frederick B. Wade
fred.wade@mtownlaw.com

Re: General Electric Company
Incoming letter dated January 25, 2013

Dear Mr. Wade:

This is in response to your letter dated January 25, 2013 concerning the shareholder proposal that the CWA Employees Pension Fund submitted to GE. On January 17, 2013, we issued our response expressing our informal view that GE could exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position. After reviewing the information contained in your letter, we find no basis to reconsider our position.

Under Part 202.1(d) of Section 17 of the Code of Federal Regulations, the Division may present a request for Commission review of a Division no-action response relating to Rule 14a-8 under the Exchange Act if it concludes that the request involves "matters of substantial importance and where the issues are novel or highly complex." We have applied this standard to your request and determined not to present your request to the Commission.

Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

Enclosure

cc: Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Frederick B. Wade
ATTORNEY AT LAW

FAX (608) 255-3358 | SUITE 610, 122 WEST WASHINGTON AVENUE, MADISON, WISCONSIN 53703 | Phone (608) 255-5111

VIA E-MAIL

January 25, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Appeal for Staff Reconsideration and Commission Review of the No-Action Letter Issued in *General Electric Co.* (Jan. 17, 2013)

Ladies and Gentlemen:

I. Requests for Staff Reconsideration and Commission Review

This letter requests Staff reconsideration and Commission review of the no-action letter that the Staff issued to the General Electric Company ("the Company") with respect the shareholder proposal of the CWA Employees Pension Fund (the Fund). See *General Electric* Co.(Jan. 17, 2013). The Company asked the Staff for the no-action letter in a letter dated December 18, 2012. The Fund submitted its response by letter dated January 10, 2013.

This letter is being submitted by e-mail to Office of Chief Counsel of the Division of Corporation Finance at shareholderproposals@sec.gov. It is also being transmitted by e-mail to Ronald O. Mueller, counsel for the company, and to the Elisse B. Walter, the Chairperson of the Commission.

II. The Applicable Test for Applying Rule 14a-8(i)(11)

Rule 14a-8(i)(11) permits a registrant to omit a shareholder proposal from its proxy materials if it is "substantially duplicative of a proposal previously submitted to the registrant by another proponent, which proposal will be included in the registrant's proxy material for the meeting" (emphasis added). The adopting release makes clear that "the purpose of the provision is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other" (emphasis added). See Securities Exchange Act Release No. 24-12999 (Nov. 22, 1976).

III. Grounds for Staff Reconsideration

In issuing the instant no-action letter, the Staff made a finding that the Fund's proposal "is substantially duplicative of a previously submitted proposal that will be included in GE's 2013 proxy materials." It made that finding, despite the fact, as demonstrated in the Fund's prior letter, that the two proposals are so different as to be mutually exclusive.

As noted above, the text of the Rule and the adopting release mandate the inclusion of a shareholder proposal, unless it is "substantially identical" to one that was submitted to a company at an earlier time. As more fully set forth in its prior letter, the Fund submits that, when two proposals are mutually exclusive, as here, they cannot reasonably be found to be "substantially identical" within the meaning of Rule 14a-8(i)(11) and the adopting release.

IV. Grounds for Commission Review

There is a larger, and more important issue, than the narrow question of whether the Staff erred in issuing the instant no-action letter. That issue is the evident conflict between the Staff's practice in administering Rule 14a-8(i)(11), and the Commission's manifest intent that a shareholder proposal should not be excluded from a company's proxy statement under the Rule unless it may be found to be "substantially identical" to one that was submitted to a company at an earlier time.

The instant no-action letter is just one example of a series of letters that the Staff has issued, some of which are cited by the Company in its prior letter (See p. 4). These letters have permitted the exclusion of shareholder proposals, even when it was evident that they were not "substantially identical" to ones that were submitted at an earlier time. As counsel for the Company puts it (<u>See</u> p. 4), the Staff has determined that "a proposal may be excluded as substantially duplicative of another proposal despite differences in terms or breadth and despite the proposals requesting different actions," as if the nature and content of such differences is irrelevant.

In some of those no-action letters, as here, it is evident that the two proposals were mutually exclusive and had nothing in common other than their general subject matter. Those letters make it appear that the Staff has adopted a <u>de facto</u> subject matter test for applying the Rule, under which it permits the omission of any shareholder proposal that deals with the same general subject matter as one that was submitted to an issuer at an earlier date.

However, if the Staff has adopted such a subject matter test, the Fund submits that it is plainly incompatible with the "substantially identical" test that the Commission embodied in the text of the Rule and explained in the adopting release. It also appears contrary to the guidance that was issued in Staff Legal Bulletin 14, which states that the Staff does not base "determinations solely on the subject matter of the proposal."

The Staff's apparent use of a simple subject matter test is illustrated by the no-action letter that the Staff issued in *Merck & Co* (Jan. 10, 2006). There, the Staff determined that a proposal to require some future awards of stock options to be performance based was "substantially duplicative" of an earlier proposal that "NO future NEW stock options are awarded to ANYONE." As in the instant case, the two proposals could not reasonably be viewed as "substantially duplicative" or "substantially identical," because they were mutually exclusive. They had nothing in common apart from the subject matter of future awards of stock options.

Under these circumstances, the Fund submits that the evident disparity between the stated position of the Commission and the apparent practice of the Staff is one that warrants Commission review. There does not appear to be any rational basis for the finding of the Staff that the instant proposal is "substantially duplicative," unless the

Staff has adopted a subject matter test that permits the Rule to be used as the basis for omission of any shareholder proposal that deals with the same general subject matter as one that was submitted to an issuer at an earlier date.

Accordingly, the Fund submits that there is a manifest need for the Commission to reaffirm the test that it promulgated in the text of Rule 14a-8(i)(11) and the adopting release. As long as the Staff continues to issue decisions that appear to be based on a subject matter test, instead of the actual test that the Commission promulgated in the Rule, the Staff decisions will appear: (1) arbitrary, capricious and unreasonable; (2) contrary to the statutory goals of investor protection and shareholder democracy; and (3) incompatible with the test that the Commission embodied in the text of the Rule and the adopting release.

V. Conclusion

For the reasons set forth above, and in more detail in the Fund's letter dated January 10, 2013, the Fund respectfully requests reconsideration by the Staff, review by the Commission, and a Commission reaffirmation of its intent that a shareholder proposal should not be excluded from a company's proxy statement under Rule 14a-8(i)(11) unless it may be found to be "substantially identical" to one that was submitted to a company at an earlier time.

Respectfully submitted,



Frederick B. Wade

c. Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
RMueller@gibsondunn.com
shareholderproposals@gibsondunn.com

c. Elisse Walter
Chairperson, Securities and Exchange Commission
chairmanoffice@sec.gov